Capital Product Partners L.P. Announces Second Quarter 2015 Financial Results And Increases In Its Common And Class B Unit Distributions

ATHENS, GREECE -- (Marketwired) –7/30/15-- Capital Product Partners L.P. (the “Partnership” or “CPLP”) (NASDAQ: CPLP), an international diversified shipping company, today released its financial results for the second quarter ended June 30, 2015.

The Partnership’s net income for the quarter ended June 30, 2015, was $14.1 million. After taking into account the preferred interest in net income attributable to the unit holders of the 12,983,333 Class B Convertible Preferred Units outstanding as of June 30, 2015 (the “Class B Units” and the “Class B Unitholders”), the result for the quarter ended June 30, 2015, was $0.09 net income per common unit, which is in line with the $0.09 net income per common unit from the previous quarter ended March 31, 2015 and $0.05 higher than the $0.04 net income per common unit in the second quarter of 2014.

Operating surplus for the quarter ended June 30, 2015 was $31.7 million, which is $1.8 million higher than the $29.9 million from the first quarter of 2015 and $4.8 million higher than the $26.9 million of the second quarter of 2014. The operating surplus adjusted for the payment of distributions to the Class B Unitholders was $28.9 million for the quarter ended June 30, 2015. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please refer to the section “Appendix A” at the end of the press release, for a reconciliation of this non-GAAP measure to net income.

Total revenues for the second quarter of 2015 were $54.5 million, compared to $47.4 million in the second quarter of 2014; the increase is mainly a result of (1) the improving employment daily rates for certain of the Partnership’s vessels, (2) the increased size of the Partnership’s fleet and (3) the $2.0 million in profit share earned by four of the Partnership’s vessels.

Total expenses for the second quarter of 2015 were $35.6 million compared to $35.5 million in the second quarter of 2014. The vessel operating expenses for the second quarter of 2015 amounted to $17.7 million for the commercial and technical management of our fleet under the terms of our management agreements, compared to $16.8 million in the second quarter of 2014. The increase reflects primarily the increased fleet size of the Partnership and expenses related to the dry docking of the M/T ‘Avax’, M/T

‘Akeraios’ and M/T ‘Agisilaos’. The total expenses for the second quarter of 2015 also include $15.0 million in depreciation and amortization, compared to $14.4 million in the second quarter of 2014, as a result of our increased fleet size. General and administrative expenses for the second quarter of 2015 amounted to $1.3 million, which is $0.3 million lower than the $1.6 million for the second quarter of 2014.

Total other expense, net for the second quarter of 2015 amounted to $4.8 million compared to $4.2 million for the second quarter of 2014. The increase reflects the lower other expense incurred in the second quarter of 2014, due to the reimbursement of certain expenses related to the redelivery of the M/T ‘Assos’ and M/T ‘Atrotos’ from their charterers in that quarter.

As of June 30, 2015, the Partners’ capital amounted to $972.3 million, which is $99.7 million higher than the Partners’ capital as of December 31, 2014, which amounted to $872.6 million. This increase reflects the issuance of 14,555,000 common units, which raised net proceeds before offering expenses of $133.3 million, and the net income for the six-month period ended June 30, 2015, partially offset by the payment of $59.1 million in distributions since December 31, 2014.

As of June 30, 2015, the Partnership’s total debt decreased by $46.2 million to $531.7 million, compared to total debt of $577.9 million as of December 31, 2014. The decrease was due to the prepayment of $115.9 million of principal amount under three of our credit facilities and the $2.7 million loan amortization in one of our credit facilities, partially offset by $72.4 million in drawdowns under our senior secured credit facility with ING Bank to fund the acquisition of: (1) the M/T ‘Active’, which was delivered on March 31, 2015, (2) the M/V ‘CMA CGM Amazon’, which was delivered on June 10, 2015, and (3) the M/T ‘Amadeus’, which was delivered on June 30, 2015.

Amendments to Certain of our Credit Facilities

Between April 28 and April 30, 2015, we entered into amendments to our 2007, 2008 and 2011 credit facilities providing for:

(i) the prepayments made on April 30, 2015, and funded by the proceeds of the April 2015 offering of common units, of the scheduled quarterly amortization payments in 2016 and the first quarter of 2017 (in the respective aggregate amounts of $64.9 million, $46.0 million and $5.0 million),

(ii) the deferral, following the prepayments described above, of any further scheduled amortization payments until November 2017 for the 2007 and 2008 credit facilities and until December 2017 for the 2011 credit facility,

(iii) an extension of the final maturity date to December 31, 2019 for the 2007 and 2008 credit facilities, and

(iv) an increase of the interest rate under our 2007 credit facility to 3.0% over LIBOR from 2.0% over LIBOR.

All other terms in our existing credit facilities remained unchanged.

Quarterly Common and Class B Unit Cash Distribution

On July 23, 2015, the Board of Directors of the Partnership declared a cash distribution of $0.2365 per common unit for the second quarter of 2015, which represents an increase of $0.002 from $0.2345 per common unit for the first quarter of 2015. The second quarter common unit cash distribution will be paid on August 14, 2015, to common unit holders of record on August 7, 2015.

In addition, on July 23, 2015, the Board of Directors of the Partnership declared a cash distribution of $0.21775 per Class B Unit for the second quarter of 2015, in line with the Partnership’s Second Amended and Restated Partnership Agreement, as amended. This represents an increase of $0.002 compared to the $0.21575 for the first quarter of 2015. The second quarter Class B Unit cash distribution will be paid on August 10, 2015, to Class B Unitholders of record on August 3, 2015.

Fleet Developments

On June 15, 2015, the Partnership announced that on June 10, 2015 it took delivery of the M/V ‘CMA CGM Amazon’ (ex Akadimos) (115,145 dwt / 9,288 teu, Eco-Flex, Wide Beam Containership built 2015, Daewoo-Mangalia Heavy Industries S.A.). The M/V ‘CMA CGM Amazon’ commenced its time charter to CMA-CGM S.A. for five years (-30/+90 days) at a gross daily charter rate of $39,250.

On July 1, 2015, the Partnership announced that on June 30, 2015 it took delivery of the M/T ‘Amadeus’ (50,000 dwt, IMO II/III Eco Chemical/Product Tanker built 2015, Samsung Heavy Industries (Nigbo) Co. Ltd.). The M/T ‘Amadeus’ commenced its time charter to Capital Maritime & Trading Corp. (‘Capital Maritime’ or our ‘Sponsor’) for a minimum term of 24 months (+/- 30 days) at a gross daily rate of $17,000 plus 50/50 profit share on actual earnings settled every six months.

During the second quarter of 2015, the Partnership also announced new time charter employment or time charter extensions for four of its vessels at increased daily rates:

The M/T ‘Active’ (50,000 dwt, IMO II/III Eco Chemical/Product Tanker built 2015, Samsung Heavy Industries (Nigbo) Co. Ltd.) has been chartered to Cargill International S.A. (‘Cargill’) for a period of two years (+/- 30 days) at a gross daily rate of $17,700. The vessel was previously employed by Capital Maritime at a gross daily rate of $17,000 plus 50/50 profit share. Capital Maritime agreed to terminate its existing charter earlier, following the unanimous consent of the conflicts committee, in order for the vessel to commence its employment with Cargill in early June 2015. The earliest redelivery under the new charter is in May 2017.

The M/T ‘Anemos I’ (47,782 dwt, Ice Class 1A IMO II/III Chemical/ Product Tanker built 2007, Hyundai Mipo Dockyard Ltd., South Korea) continues its time charter employment with Capital Maritime for an additional year (+/- 30 days) at a gross daily rate of $17,250. The vessel was previously earning $14,850 gross per day. The earliest redelivery under the new charter is in May 2016.

Capital Maritime exercised an option under its current charter of the M/T ‘Atrotos’ (47,786 dwt, Ice Class 1A IMO II/III Chemical/ Product Tanker built 2007, Hyundai Mipo Dockyard Ltd., South Korea) to extend its employment for an additional year at a gross daily rate of $15,250, which represents an increase of $500 per day compared to its previous daily rate. As a result, the earliest charter expiration has been extended to April 2016.

Finally, Total S.A. exercised the option to extend the current employment of the M/T ‘Alkiviadis’ (36,721 dwt, Ice Class 1A IMO II/III Chemical/ Product, built 2006 Hyundai Mipo Dockyard Company Ltd., South Korea) for an additional 12 months at an increased rate of $15,125 gross per day. The charter extension will commence in September 2015 with earliest charter expiration in August 2016. The vessel is currently earning $14,125 gross per day.

As a result of the three newbuildings deliveries and the new charters, the Partnership’s charter coverage for 2015 and 2016 stands at 93% and 74%, respectively.

International Business

Capital Product Partners L.P. is an international owner and operator of vessels registered as a master limited partnership under the laws of the Marshall Islands. CPLP owns vessels that are flagged or registered in Liberia or the Marshall Islands, and operate in international shipping markets. The commercial and technical manager of our vessels, Capital Ship Management Corp., operates through offices in Athens, London, New York, Singapore and Constanza, Romania. CPLP’s business is U.S. dollar based, its vessels are chartered to international companies and its debt capital is provided under credit facilities with consortia led by international banks, including HSH Nordbank AG, ING Bank N.V. and Credit Agricole Corporate and Investment Bank.

Market Commentary

The product tanker market continued improving in the second quarter of 2015, with spot freight rates at the highest level since the third quarter of 2008. Growing global oil demand and high refining margins in both Asia and Europe have been supporting refined product movements. In the Atlantic, product tankers generated strong returns in the spot market on the back of increased imports into U.S. East Coast. Concurrently, exports from the U.S. Gulf remained close to record levels during the second quarter, contributing to the strong sentiment in the market. East of Suez, firm naphtha demand and refinery capacity additions, including the start-up of Aramco’s Yanbu refinery and the expansion of the Ruwais refinery in the UAE, further stimulated products tanker activity.

The positive developments in the spot market saw medium range (‘MR’) time charter product tanker rates rising to the highest level, since the first quarter of 2009, while activity in the period market was firm during the quarter ended June 30, 2015.

On the supply side, ordering activity for MR product tankers in the second quarter of 2015 was minimal, in line with the slow contracting activity seen in the first quarter of 2015 and in the second half of 2014, as most quality shipyards have exhausted their capacity through 2016. In addition, the product tanker orderbook continued to experience slippage during the first half of 2015, as approximately 42% of the expected MR and handy size tanker newbuildings were not delivered on schedule. Analysts expect that net fleet growth for product tankers for 2015 will be in the region of 5.9%, while overall demand for product tankers for the year is estimated to grow at 4.7%.

Suezmax spot rates modestly declined in the second quarter of the year compared to the previous quarter but remained at very strong levels, particularly for this time of the year. Overall, the quarter was the strongest second quarter since 2009. The counter-seasonal surge has been driven by multi-decade highs in production, record China imports and minimal tanker supply growth year to date. As a result of the improving spot market, Suezmax period rates have increased to multi-year highs.

On the supply side, the Suezmax orderbook represented approximately 18.1% of the current fleet by the end of the second quarter of 2015. Analysts however estimate that slippage for the first half of 2015 amounted to 40% of the expected deliveries for the same time period. Suezmax tanker demand is projected to continue growing in 2015, on the back of stronger European crude imports and increased growth in long-haul trades to India and China from the Atlantic. Overall, industry analysts forecast that Suezmax vessel demand will grow by approximately 2.4% in the full year 2015, while the fleet is projected to expand by 1.0%.

Management Commentary

Mr. Jerry Kalogiratos, Chief Executive and Chief Financial Officer of the Partnership’s General Partner, commented:

“In line with our newly established long term distribution growth objective, we have increased our quarterly distribution to our unitholders for the second consecutive quarter. During the second quarter of 2015, we successfully completed an equity offering and raised net proceeds of $133.3 million before offering expenses. This has enabled us to further strengthen our balance sheet by prepaying a significant part of our debt, to defer the Partnership’s debt amortization installments under three of our facilities until the fourth quarter of 2017, extend the maturity of our two largest facilities to the end of 2019 and improve our expected future cash flows available for distribution to our unitholders.

“Furthermore, during the second quarter, we took timely delivery of two additional dropdown vessels that we had agreed to acquire from Capital Maritime in 2014. Based on our previously completed equity offerings and credit facilities in place, we believe that we have secured the financing for the acquisition of the remaining two dropdown vessels and have established the basis for continued growth of the Partnership.  Importantly, we maintain the option to grow our fleet by exercising the right of first refusal that our Sponsor granted us on six additional eco MR product tankers.

“Finally, we are pleased to see a number of our vessels being re-chartered at higher daily rates to an increasingly more diversified customer base and for longer periods, which reflects the improving fundamentals of the product and crude tanker markets and the strength of their respective period markets.

“Based on the above factors, it is our objective to continue to increase our common and Class B distributions between 2-3% per annum in the foreseeable future.”

Conference Call and Webcast

Today, Thursday, July 30, 2015, at 10:00 a.m. Eastern Time, the Partnership will host an interactive conference call.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (U.S. Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote “Capital Product Partners.”

A replay of the conference call will be available until August 6, 2015 by dialing 1 866 247 4222 (U.S. Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 550 000 (Standard International Dial In). Access Code: 69648481#.

Slides and Audio Webcast

There will also be a simultaneous live webcast over the Internet, through the Capital Product Partners website, www.capitalpplp.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern tanker, container and drybulk vessels. The Partnership currently owns 33 vessels, including four Suezmax crude oil tankers, 20 modern MR (Medium Range) product tankers, eight post panamax container vessels and one Capesize bulk carrier. All of its vessels are under period charters to A.P. Moller-Maersk A.S., BP Shipping Limited, Cargill International S.A., CMA-CGM S.A., Cosco Bulk Carrier Co. Ltd., CSSA S.A. (Total S.A.), Engen Petroleum, Hyundai Merchant Marine Co. Ltd., Overseas Shipholding Group Inc., Petróleo Brasileiro S.A. (‘Petrobras’), Repsol Trading S.A. (‘Repsol’), Stena Bulk A.B., Subtec S.A. de C.V., and Capital Maritime.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, the expected use of proceeds from the offering of our common units, fleet developments, such as the acquisitions and vessel delivery dates of certain vessels from our Sponsor, our expectations regarding employment of our vessels, redelivery dates and charter rates, fleet growth, demand and newbuilding deliveries, as well as market and charter rate expectations and our expectations or objectives regarding future distribution amounts, our ability to pursue growth opportunities and grow our distributions and annual distribution guidance, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our units.

CPLP-F

Contact Details:

Capital GP L.L.C.
Jerry Kalogiratos
CEO and CFO
Tel. +30 (210) 4584 950
E-mail: j.kalogiratos@capitalpplp.com

Investor Relations / Media
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. +1-212-661-7566
E-mail: cplp@capitallink.com

Capital Product Partners L.P.
Unaudited Condensed Consolidated Statements of Comprehensive Income
(In thousands of United States Dollars, except number of units and earnings per unit)

	For the three month periods ended June 30,		For the six month periods ended June 30,
	2015	2014	2015	2014
Revenues	37,216	30,491	$67,346	$61,259
Revenues – related party	17,297	16,953	36,052	33,632
Total Revenues	54,513	47,444	103,398	94,891
Expenses:
Voyage expenses	1,367	2,620	2,411	3,636
Voyage expenses - related party	117	81	206	161
Vessel operating expenses	14,824	13,435	27,636	24,076
Vessel operating expenses - related party	2,908	3,346	5,863	7,532
General and administrative expenses	1,336	1,598	3,173	2,890
Depreciation and amortization	15,038	14,373	29,412	28,743
Operating income	18,923	11,991	34,697	27,853
Other income / (expense), net:
Interest expense and finance cost	(4,829)	(4,750)	(9,525)	(9,457)
Other income	15	575	1,088	662
Total other expense, net	(4,814)	(4,175)	(8,437)	(8,795)
Net income and comprehensive income	$14,109	$7,816	$26,260	$19,058
Preferred unit holders’ interest in Partnership’s net income	2,818	3,959	5,628	8,004
General Partner’s interest in Partnership’s net income	226	75	411	216
Common unit holders’ interest in Partnership’s net income	11,065	3,782	20,221	10,838
Net income per:
• Common unit (basic and diluted)	$0.09	$0.04	$0.18	$0.12
Weighted-average units outstanding:
• Common units (basic and diluted)	116,478,950	88,546,754	110,427,242	88,494,025

Capital Product Partners L.P.
Unaudited Condensed Consolidated Balance Sheets
(In thousands of United States Dollars)

Assets
Current assets	As of June 30, 2015	As of December 31, 2014
Cash and cash equivalents	$116,618	$164,199
Trade accounts receivable, net	2,208	2,588
Due from related parties	2,227	55
Prepayments and other assets	1,705	1,839
Inventories	4,234	3,434
Total current assets	126,992	172,115
Fixed assets
Advances for vessels under construction – related party	36,318	66,641
Vessels, net	1,255,553	1,120,070
Total fixed assets	1,291,871	1,186,711
Other non-current assets
Above market acquired charters	107,751	115,382
Deferred charges, net	6,461	3,887
Restricted cash	16,500	15,000
Prepayments and other assets	789	-
Total non-current assets	1,423,372	1,320,980
Total assets	$1,550,364	$1,493,095
Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt	$7,847	$5,400
Trade accounts payable	10,030	5,351
Due to related parties	17,786	17,497
Accrued liabilities	5,425	5,636
Deferred revenue, current	11,563	11,684
Total current liabilities	52,651	45,568
Long-term liabilities
Long-term debt	523,858	572,515
Deferred revenue	1,589	2,451
Total long-term liabilities	525,447	574,966
Total liabilities	578,098	620,534
Commitments and contingencies
Partners’ capital	972,266	872,561
Total liabilities and partners’ capital	$1,550,364	$1,493,095

Capital Product Partners L.P.
Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of United States Dollars)

	For the six month Periods ended June 30,
	2015	2014
Cash flows from operating activities:
Net income	$26,260	$19,058
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization	29,412	28,743
Amortization of deferred charges	364	301
Amortization of above market acquired charters	7,631	8,243
Changes in operating assets and liabilities:
Trade accounts receivable	380	2,110
Prepayments and other assets	(655)	(227)
Inventories	(800)	(865)
Trade accounts payable	3,190	1,665
Due from related parties	(2,172)	664
Due to related parties	289	(6,367)
Accrued liabilities	(330)	14
Deferred revenue	(867)	3,577
Dry-docking costs paid	(419)	(323)
Net cash provided by operating activities	62,283	56,593
Cash flows from investing activities:
Vessel acquisitions and improvements	(134,093)	(112)
Increase in restricted cash	(1,500)	-
Net cash used in investing activities	(135,593)	(112)
Cash flows from financing activities:
Proceeds from issuance of Partnership units	133,327	-
Expenses paid for issuance of Partnership units	(476)	-
Proceeds from issuance of long-term debt	72,389	-
Loan issuance costs	(1,769)	(12)
Payments of long-term debt	(118,599)	(2,700)
Dividends paid	(59,143)	(50,036)
Net cash provided by / (used in) financing activities	25,729	(52,748)
Net (decrease) / increase in cash and cash equivalents	(47,581)	3,733
Cash and cash equivalents at beginning of period	164,199	63,972
Cash and cash equivalents at end of period	116,618	67,705
Supplemental cash flow information
Cash paid for interest	$8,170	$8,243
Non-Cash Investing and Financing Activities
Issuance of Partnership’s units costs included in liabilities	$263	$-
Capitalized and dry-docking vessel cost included in liabilities	$1,344	$71

Appendix A – Reconciliation of Non-GAAP Financial Measure
(In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income adjusted for non-cash items such as depreciation and amortization expense, and deferred revenue. Operating Surplus is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by accounting principles generally accepted in the United States. The table below reconciles Operating Surplus to net income for the following periods:

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three month period ended June 30, 2015	For the three month period ended June 30, 2014	For the three month period ended March 31, 2015
Net income	14,109	$ 7,816	$ 12,151
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	15,307	14,579	14,586
Deferred revenue	2,308	4,457	3,126
OPERATING SURPLUS PRIOR TO CLASS B PREFERRED UNITS DISTRIBUTION	31,724	26,852	29,863
Class B preferred units distribution	(2,827)	(3,970)	(2,801)
ADJUSTED OPERATING SURPLUS	28,897	22,882	27,062
(Increase) in recommended reserves	(44)	(1,828)	1,547
AVAILABLE CASH	28,853	$ 21,054	$ 28,609